TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 ___________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

July 28, 2016

VIA EDGAR CORRESPONDENCE

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Goldman Sachs Group, Inc.
Schedule TO-I filed July 20, 2016,
as amended on July 27, 2016
File No. 005-56295

Dear Mr. Panos:

On behalf of The Goldman Sachs Group, Inc. (the “Company”), we are responding to your comment letter dated July 26, 2016 (the “Comment Letter”) regarding the Schedule TO-I referred to above (the “Schedule TO”) and the related Offer to Purchase (the “Offer to Purchase”). To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the amended Offer to Purchase, which the Company is refiling today as an exhibit to a further amendment to the Schedule TO, and capitalized terms used but not defined herein have the meanings set forth in the amended Offer to Purchase. Our responses are based on information provided to us by the Company.

Section 1. Number of Apex; Expiration Time

1.

Please revise to expressly state the number of securities sought in the tender offer on a class-by-class basis. At present, the amount of securities sought appears to have been expressed only as a dollar amount on the cover page of the Offer to Purchase as well as this section. The current formulation is inexact and does not satisfy the issuer’s codified obligation to identify the amount of securities sought in each class using a metric denominated as the

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total number of securities sought in the offer. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A. Refer also to Rule 14e-1(b) of Regulation 14E.

Response:

The Company has revised the cover and Section 1 of the Offer to Purchase (page 11) to clearly state the number of Apex sought in the Offer.

Proration, page 11

2.	We noticed the disclosure on the cover page that indicated, “[b]ecause the two series of Apex are substantially similar, we are treating them as a single class for purposes of the Offer, including proration.” Notwithstanding the issuer’s preferred treatment, please confirm for us that the two series of securities sought are actually members of the same class, or revise. Proration may only be undertaken on a class-by-class basis. Refer to Rule 13e-4(f)(3).

Response:

As discussed in our response letter to the SEC delivered in connection with the Company’s tender offer for Apex launched in February 2016, we view the two series of Apex as a single class for purposes of the tender offer rules. We repeat our analysis below:

One Apex series is a preferred interest in a trust whose sole asset is Series E Preferred Stock of the Company and the other Apex series is a preferred interest in a trust whose sole asset is Series F Preferred Stock of the Company. The terms of the two Apex series (and the terms of their underlying preferred stock) are exactly identical, except that the distribution rate on one Apex series (and the dividend rate on its underlying preferred stock) is the greater of 4.000% and three-month LIBOR plus 0.7675% while the distribution rate on the other Apex series (and the dividend rate on its underlying preferred stock) is the greater of 4.000% and three-month LIBOR plus 0.7700%.1 The minor difference in spread of .0025% is irrelevant in the current interest rate environment: three-month LIBOR is currently well under 1% and thus the current

[1]	The trust that issued one Apex series purchased the Series E Preferred Stock it now holds on June 1, 2012 while the trust that issued the other Apex series purchased the Series F Preferred Stock it now holds on September 4, 2012. The documents currently governing the two trusts are identical except for the series of Preferred Stock held and the distribution rate.

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distribution rate for both series is exactly 4.000%.2 Except for that minor difference, all other terms (distribution payment dates, liquidation preference per Apex, redemption provisions, etc.) are the same between the two Apex series. Accordingly, we view the two series as substantially similar and believe they should be treated as a single class for purposes of the tender offer rules, including Rule 13e-4(f)(3).

Section 6. Conditions of the Offer

3.	Please revise to indicate that security holders may challenge the issuer’s determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead indicates that any of the issuer’s determinations will be “final and binding.”

Response:

The Company has revised the last paragraph of Section 6 of the Offer to Purchase (page 19) to delete the statement that its determinations are final and binding.

4.	The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “will not be deemed a waiver of any right” suggests that the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet the tender offer may proceed without making a disclosure. As stated elsewhere in the Offer to Purchase, the issuer must amend the offer to disclose material changes. Please be advised that to the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to pay for shares tendered, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. To the extent a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise the closing paragraph to remove this inconsistency with respect to the issuer’s stated understanding of its planned treatment of material changes.

[2]	Three-month LIBOR is currently running at about 0.73% and would have to increase by 2.5% (more than three times the current rate) before the formulas would result in different distribution rates, and even then the difference would amount to only 0.0025% (one quarter of a single basis point).

Nicholas P. Panos, Esq.	-4-

Response:

The Company has revised the last paragraph of Section 6 of the Offer to Purchase (page 19) to state that if it determines that an offer condition has been triggered or otherwise has become incapable of being satisfied, it shall be deemed to have waived the condition unless it promptly terminates the Offer. The Company has also revised Section 15 of the Offer (page 30) to expressly treat the waiver of a material condition as material change in the terms of the Offer.

5.	The conditions have been characterized as “an ongoing right that may be asserted at any time…” Please revise to conform to the earlier statement that confirms the issuer is aware the tender offer conditions may only be asserted up until the time of tender offer expiration and, by implication, not on a post-expiration basis before payment has been made.

Response:

The Company has revised the second sentence of the last paragraph of Section 6 of the Offer to Purchase (page 19) to conform to the earlier statement.

Certain Financial Information, page 21

6.	Item 10 of the Schedule TO filed by the issuer indicates a determination has been made that the disclosure that could be provided pursuant to the application of this item is not applicable in the context of this tender offer. Notwithstanding this decision, the “2015 Form 10-K,” as named in the Offer to Purchase, has been incorporated by reference. Given that the issuer tender offer appears to be subject to a financing condition and the corresponding unavailability of the safe harbor in Instruction 2 to Item 10 of Schedule TO, please provide us with a brief legal analysis that supports the ostensible conclusion reached on the application of Item 10 to this transaction. In addition, please advise us why the referenced financial information has nevertheless been included via incorporation by reference.

Response:

In light of the Company’s financial condition relative to the size of the offer, the Company did not believe that the financial information referred to in Items 1010(a) and (b) of Regulation M-A was material at the time it launched the Offer. In any event, as disclosed in Amendment No. 1 to the Schedule TO, the financing condition was satisfied on July 27, 2016. Since the offer no longer includes a financing condition, the offer now falls within the safeharbor of Instruction 2 to Item 10 of Schedule TO and thus we believe the point is now moot.

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Cover Page | Schedule TO

7.	The cover page of Schedule TO indicates that Goldman Sachs Group, Inc., was joined by both Goldman Sachs Capital II and III in being identified as a “Subject Company (Issuer).” Please advise us, with a view toward revised disclosure, how this determination was made. Refer to Rule 13e-4(a)(1).

Response:

Any offer to purchase the Apex issued by either trust is by its nature an offer to purchase the related series of Preferred Stock, since the Apex represent beneficial interests in the applicable trust whose sole asset is such Preferred Stock. In addition, as noted in the Offer to Purchase the Company expects to exchange the Apex purchased in the Offer for the underlying Preferred Stock. The Company is an “issuer” as defined under Rule 13e-4(a)(1), as are Goldman Sachs Capital II and III by virtue of the registration of the Apex under Section 12(b) of the Securities Exchange Act of 1934. All are “subject companies” as defined in Item 1000(f) of Regulation M-A since the Company is seeking to acquire the Apex issued by Goldman Sachs Capital II and III and by acquiring the Apex it will acquire beneficial ownership of the Company’s Preferred Stock.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO and its other filings related to the Offer;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 558-4090 if you have any questions about our responses, and in any event please let us know once you have completed the comment process and have no further comments.

Very truly yours,

/s/ Richard A. Kahn

Richard A. Kahn